SECURI  ISSION

13030385

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC 402

SEC FILE NUMBER
8 – 66947

*KMH 3/7

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CENTENIUM ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 2216
(No. And Street)

NEW YORK,	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL J. WEISSMAN (212) 542-5023
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 3/12/13

OATH OR AFFIRMATION

I, PAUL J. WEISSMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTENIUM ADVISORS LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO
Title

Notary Public

COURTNEY SCARBOROUGH
Notary Public-State of New York
No. 01SC6182716
Qualified in Kings County
Commission Expires March 3, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.
Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Members of
Centenium Advisors, LLC:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Centenium Advisors, LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Centenium Advisors, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.



New York, New York
February 21, 2013

CENTENIUM ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 626,446
Fees receivable	1,353,394
Fixed assets (net of accumulated depreciation of $79,428)	7,527
Prepaid expenses	43,759
Security deposits	27,850
TOTAL ASSETS	$ 2,058,976

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued expenses and other payables	$ 32,481
Deferred taxes payable	26,865
TOTAL LIABILITIES	59,346
Members' capital	1,999,630
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 2,058,976

The accompanying notes are an integral part of this financial statement.

CENTENIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Centenium Advisors, LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with the U.S. Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on April 5, 2005 and became a FINRA member on October 26, 2005.

The Company's securities business is limited to acting as a third-party selling agent or "finder" for private collective investment vehicles (individually a "Fund", and, collectively, the "Funds"). Interested investors purchase and sell interests in a Fund directly from or to the issuer thereof, and, therefore, the Company does not intend to effect the private placement of securities. The Company is compensated for such activity on a fully disclosed basis by receiving, from a Fund, a referral fee consisting of a portion of the fees generated by investors introduced to such Fund by the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.)

Income taxes

The Company is not subject to federal and state income taxes. The Company is liable for New York City Unincorporated Business Tax on its business operations. The Company is on the cash basis for income tax purposes. The members report their distributive share of realized income or loss on their own tax returns. The Company recognizes tax benefits or expenses of

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained assuming examination by tax authorities. The tax years that remain subject to examination are 2011, 2010, and 2009. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to five years.

NOTE 3. FAIR VALUE MEASUREMENT

FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

NOTE 4. FIXED ASSETS

Details of fixed assets at December 31, 2012, are as follows:

Equipment	$ 26,483
Furniture	58,521
Artwork	1,951
Total fixed assets, at cost	86,955
Less: accumulated depreciation	79,428
Net fixed assets	$ 7,527

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $593,965, which was $588,965 in excess of its required net capital of $5,000. The Company's net capital ratio was .05 to 1.

CENTENIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012
(continued)

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES

The company presently leases office space under an operating lease entered into on March 15, 2007 and expiring on the extension date of May 13, 2017. The first two months of rent under the lease have been abated and have been amortized over the first five years of the lease. An additional two months of rent under the extension have been abated and are being amortized over the first 18 months of the extended term of the lease. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. For the year ended December 31, 2012, rent expense, including incidentals, amounted to $87,179, which is included in rent and utilities on the statement operations.

At December 31, 2012, future minimum rental payments were as follows:

Year	Amount
2013	84,960
2014	86,872
2015	88,826
2016	90,825
2017	38,395
Total	$ 389,878

NOTE 7. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2012 or during the year then ended.

NOTE 8. SUBSEQUENT EVENTS

Capital withdrawals from the Company were $200,000. The Company has evaluated subsequent events and believes that there are no more subsequent events requiring further disclosure.

CENTENIUM ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012